Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cadence Design Systems, Inc.:

We consent to the use of our report dated February 18, 2016 with respect to the consolidated balance sheets of Cadence Design Systems, Inc. and subsidiaries as of January 2, 2016 and January 3, 2015 and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 2, 2016, and the effectiveness of internal control over financial reporting as of January 2, 2016, incorporated herein by reference.

Our report refers to a change in presentation of deferred income taxes.

/s/ KPMG LLP

Santa Clara, California

July 25, 2016